VIA EDGAR

August 1, 2017

Securities and Exchange Commission
Attention:	Ms. Kathleen Collins
Mr. David Edgar
100 F Street, N.E.
Washington, D.C. 20549

Re:	BroadSoft, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 23, 2017

File No. 001-34777

Ladies and Gentlemen:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 24, 2017, with respect to the Form 10-K for the Fiscal Year Ended December 31, 2016 filed by BroadSoft, Inc. (the “Company”).

Please be advised that the Company currently expects that it will provide its response to the Staff’s comment letter on or before August 22, 2017 and will further advise the Staff if it becomes unable to do so.

Please do not hesitate to contact me at 240.364.5361 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ James A. Tholen

Chief Financial Officer, BroadSoft, Inc.

cc:	Mary Ellen Seravalli, Chief Legal Officer, BroadSoft, Inc.

Dennis D. Dourgarian, Chief Accounting Officer, BroadSoft, Inc.

Darren DeStefano, Cooley LLP